SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Great Wolf Resorts, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

391523107

(CUSIP Number)

Hovde Capital Advisors LLC

1826 Jefferson Place, N.W.

Washington, D.C. 20036

Attn: Richard J. Perry, Jr., Esq.

(202) 822-8117

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 30, 2008

(Date of Event Which Requires Filing of This Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act””) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 391523107

1.	Names of reporting persons: Eric D. Hovde
2.	Check the appropriate box if a member of a group (see instructions): (a) ☐, (b) ☒
3.	SEC Use Only:
4.	Source of funds (see instructions): AF/WC/PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e):	☐
6.	Citizenship or place of organization: Citizenship - United States of America

Number of shares beneficially owned by each reporting person with:	7. Sole voting power: 59,671 Shares
8. Shared voting power: 1,671,303 Shares
9. Sole dispositive power: 59,671 Shares
10. Shared dispositive power: 1,671,303 Shares

11.	Aggregate amount beneficially owned by each reporting person: 1,730,974 Shares**
12.	Check if the aggregate amount in row (11) excludes certain shares (see instructions): [X]***
13.	Percent of class represented by amount in row (11): 5.6%
14.	Type of reporting person (see instructions): IN (Individual)

**	The Reporting Person is a trustee of The Eric D. and Steven D. Hovde Foundation (the “Foundation”) and the Hovde Financial, Inc. Profit Sharing Plan and Trust (the “Plan”). Additionally, the Reporting Person is a Managing Member of Hovde Capital Advisors LLC, a registered investment advisor (the “Investment Manager”). The Investment Manager provides investment management services to Financial Institution Partners, L.P. (“FIP LP”); Financial Institution Partners, Ltd. (“FIP LTD”); Financial Institution Partners III, L.P. (“FIP III”); Financial Institution Partners IV, L.P. (“FIP IV”); and a separately managed account (the “SMA”). Further, the Reporting Person is a Managing Member of each of the general partners of FIP LP, FIP III and FIP IV and the management company of FIP LTD. The Foundation, the Plan, the SMA, FIP LP, FIP LTD, FIP III, and FIP IV shall collectively be referred to herein as the “Direct Owners.” The Reporting Person and the Direct Owners beneficially own, in the aggregate, 1,730,974 Shares. The number of Shares directly beneficially owned by each of the Reporting Person and the Direct Owners is set forth below.

The Reporting Person: 59,671 Shares;

The Foundation: 19,315 Shares;

The Plan: 8,825 Shares;

The SMA: 372,504 Shares;

FIP LP: 610,584 Shares;

FIP LTD: 251,729 Shares;

FIP III: 331,889 Shares; and

FIP IV: 76,457 Shares.

***	Richard J. Perry, Jr. (the “Trustee”), an employee of the Investment Manager, serves as Trustee to The Britta Ann Hovde Trust and The Carlin Christine Tucker Trust (collectively, the “Trusts”). Each of the Trusts directly beneficially owns 2,000 Shares (the “Trusts’ Shares”), and the Trustee has sole voting and dispositive power, over the Trusts’ Shares. The Reporting Person disclaims beneficial ownership of the Trusts’ Shares. Accordingly, the Trusts’ Shares are not included in any percent ownership or aggregate purchase consideration calculations contained herein.

Introduction

This statement amends the Schedule 13D filed by Eric D. Hovde (the “Reporting Person”) on October 9, 2007, which was subsequently amended on January 22, 2008 (as amended, the “Schedule 13D”), with respect to shares of Common Stock, par value $0.01 per share (the “Shares”), of Great Wolf Resorts, Inc. (the “Issuer”). Capitalized terms used but not defined herein shall have the same meanings as set forth in the Schedule 13D. Except as specifically provided for herein, this Amendment does not modify any information previously reported in the Schedule 13D.

1. Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Item 3. Source and Amount of Funds or Other Consideration

As previously indicated, the Reporting Person is a trustee of The Eric D. and Steven D. Hovde Foundation (the “Foundation”) and the Hovde Financial, Inc. Profit Sharing Plan and Trust (the “Plan”). Additionally, the Reporting Person is a Managing Member of Hovde Capital Advisors LLC, a registered investment advisor (the “Investment Manager”). The Investment Manager provides investment management services to Financial Institution Partners, L.P. (“FIP LP”); Financial Institution Partners, Ltd. (“FIP LTD”); Financial Institution Partners III, L.P. (“FIP III”); Financial Institution Partners IV, L.P. (“FIP IV”); and a separately managed account (the “SMA”). Further, the Reporting Person is a Managing Member of each of the general partners of FIP LP, FIP III and FIP IV and the management company of FIP LTD. The Foundation, the Plan, the SMA, FIP LP, FIP LTD, FIP III and FIP IV shall collectively be referred to herein as the “Direct Owners.” The Reporting Person and the Direct Owners beneficially own, in the aggregate, 1,730,974 Shares. The number of Shares directly beneficially owned by each of the Reporting Person and the Direct Owners is set forth below, including the aggregate amount of funds used to acquire such Shares.

The Reporting Person: 59,671 Shares; $1,014,407

The Foundation: 19,315 Shares; $202,614

The Plan: 8,825 Shares; $92,574

The SMA: 372,504 Shares; $4,966,477

FIP LP: 610,584 Shares; $6,936,512

FIP LTD: 251,729 Shares; $2,784,220

FIP III: 331,889 Shares; $3,714,799 and

FIP IV: 76,457 Shares; $851,741

The Reporting Person used personal funds to acquire the Shares he directly beneficially owns and the Direct Owners each used working capital to acquire the Shares they each directly beneficially own. None of the Reporting Person or the Direct Owners used borrowed funds to acquire the Shares.

2. Item 4 of the Schedule 13D is hereby amended to add the following information:

Item 4. Purpose of Transaction

The Reporting Person remains concerned that the Issuer’s operating performance and return on invested capital continues to be unsatisfactory. Specifically, the Reporting Person believes there is a lack of direction at the Issuer resulting from the failure of the Issuer’s Board of Directors (the “Board”) to provide appropriate leadership, a disappointing management team and a lack of any meaningful ownership of the Issuer’s shares by the members of the Board other than Mr. John Emery, Chief Executive Officer (the “CEO”), of the Issuer. Accordingly, the Reporting Person believes that shareholder value would be enhanced if the Board: (a) contained directors with a meaningful equity ownership interest in the Issuer thereby increasing alignment with the interests of its shareholders; (b) immediately commenced an independent process to fully evaluate the Issuer’s strategic options, which may include an extraordinary corporate transaction, and (c) took measures promptly to reduce the Issuer’s expenses and unnecessary overhead.

As previously reported in the Schedule 13D, the Reporting Person contacted the CEO and requested that the Issuer take such actions as may be necessary to replace two or more of its existing directors with two or more directors who are representative of the significant shareholders of the Issuer. In response to this request and a follow-up letter from the Reporting Person, dated January 21, 2008, addressed to the Issuer’s Board and CEO, the Board’s Chairman, Joseph Vittoria, by letter dated January 24, 2008, rejected the Reporting Person’s request.

On Wednesday, January 30, 2008, the Reporting Person caused to be provided to the Issuer written notice (the “Notice”), as required under Article II, Section 10 of the Amended and Restated Bylaws of the Issuer, of the Reporting Person’s intent to nominate three individuals (the “Nominees”) for election to the Board at the 2008 annual meeting of stockholders of the Issuer (including any adjournment, postponement or rescheduling thereof, the “2008 Annual Meeting”). Based on the Board’s current composition, if the Nominees are elected to the Board at the 2008 Annual Meeting, the Nominees will represent three of the eight members of the Board. If the Nominees are elected to the Board, although only constituting a minority of the Board, the Nominees will seek to take such actions as may be appropriate to have the Board implement the initiatives described above.

The three Nominees that the Reporting Person intends to nominate for election to the Board at the 2008 Annual Meeting are: (i) Eric Hovde, (ii) Richard T. Murray III, and (iii) Eric S. Lund. Mr. Hovde is Co-Founder, President, Chief Executive Officer and Chief Investment Officer of Hovde Capital Advisors LLC, a registered investment advisor that provides investment management services to certain hedge funds. Mr. Murray is a Senior Investment Analyst with Hovde Capital Advisors LLC. Mr. Lund is the Co-founder and Chief Operating Officer of S&L Hospitality, a privately-held real estate development, management and investment company.

3. Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Item 5. Interest in Securities of the Issuer.

a.	The Reporting Person may be deemed to beneficially own 1,730,974 Shares, which represents 5.6% assuming there are 30,699,671 Shares issued and outstanding as of the date hereof, which amount was reported in the Issuer’s Form 10-Q for the period ended September 30, 2007.

b.	The Reporting Person has sole power to vote, to direct the vote, to dispose of, and to direct the disposition of 59,671 Shares. The Reporting Person, as a Managing Member of the Investment Manager and as a Trustee of the Foundation and the Plan, has shared power to vote, to direct the vote, to dispose of, and to direct the disposition of 1,671,303 Shares.

c.	Since the last amendment to this Schedule 13D on January 22, 2008, the Reporting Person indirectly consummated the following transactions in the Shares in the open market on the Nasdaq National Market:

i.	On February 1, 2008, the Reporting Person purchased 122,076 Shares in the open market for a per share purchase price of $8.53. These Shares were purchased directly by the Direct Owners as follows:

1.	FIP LP purchased 51,286 Shares;
2.	FIP LTD purchased 44,920 Shares;
3.	FIP III purchased 13,980 Shares;
4.	FIP IV purchased 2,270 Shares;
5.	The SMA purchased 9,620 Shares;
6.	The Foundation purchased 0 Shares; and
7.	The Plan purchased 0 Shares.

d.	Except as set forth below, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported herein. The Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 59,671 of the Shares reported herein. With respect to the remaining Shares reported herein, each of the Direct Owners has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, that number of Shares such Direct Owner directly owns as set forth opposite its name in Item 3 above.

e.	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2008	ERIC D. HOVDE

/s/ Eric D. Hovde